UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 9, 2020, NANO-X IMAGING LTD (the “Company”) issued a press release announcing that it has entered into a medical-screening-as-a-service agreement with SPI Medical, S. A. P. I. de C. V., a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this report, except the sixth and seventh paragraphs of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of the Company and the Chief Executive Officer of SPI Medical, S. A. P. I. de C. V., is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated September 9, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING, INC.

By:	/s/ Tal Shank
Name:	Tal Shank
Title:	Vice President of Corporate Development

Date: September 9, 2020